EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MAY 1, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

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FOR IMMEDIATE RELEASE

April 26, 2002

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

Re.: **Global Program "B" – Bonds**
Floating Rate Note Series "E" - Payment of Interests

We are writing you in connection with Series "E" Bonds (the "Bonds").

As it was in due time informed to the Buenos Aires Stock Exchange in our letters dated April 2 and 3, 2002, the Board of Directors of the company has resolved to suspend principal payments of its financial debt, including Bonds, as a consequence of —among other circumstances— the current macroeconomic situation in Argentina as well as the devaluation and volatility of the Argentine Peso.

Nevertheless, the Company will continue with the payment of interest on its financial debt, subject to the receipt of the necessary approvals from the Central Bank of the Republic of Argentina, and to the generation of sufficient cashflow which may be affected, should the value of the Argentine Peso continue to deteriorate.

In that sense, on May 6, 2002, the Company would make the payment of interest accrued of the Bonds subject to the conditions set forth in the paragraph above.

Finally, we are informing that the Company has started to contact Bondholders with the aim of producing and agreeing on a complete plan of voluntary restructuring of these Bonds, and we will keep the Buenos Aires Stock Exchange informed on the progress of these conversations.

Sincerely,

Juan Carlos Masjoan
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: May 1, 2002

By: Juan Carlos Masjoan
Name:
Title:
Ing. Juan Carlos Masjoan
Presidente